# CGB Green Liberty Notes, LLC

## Financial Statements

## For the Years Ended June 30, 2026 and 2025

**CGB Green Liberty Notes, LLC**

**Financial Statements**
**For the Years Ended June 30, 2026 and 2025**

Table of Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

# Independent Auditors' Report

**Member**
**CGB Green Liberty Notes, LLC**

### *Opinion*

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheets as of June 30, 2026 and 2025 and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

***Auditors' Responsibilities for the Audit of the Financial Statements***

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
September 2, 2026

**CGB Green Liberty Notes, LLC**

**Balance Sheets**
**June 30, 2026 and 2025**

| | 2026 | 2025 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,389,487 | $ 2,418,624 |
| Accounts receivable | 106,871 | 264,807 |
| Promissory notes receivable (net) | 1,862,477 | 1,730,214 |
| Total current assets | 3,358,835 | 4,413,645 |
| Noncurrent assets: | | |
| Promissory notes receivable (net) | 4,768,878 | 3,332,978 |
| Total assets | $ 8,127,713 | $ 7,746,623 |
| **Liabilities and Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ - | $ 550 |
| Notes payable | 1,200,000 | 1,050,000 |
| Accrued interest payable | 20,317 | 21,465 |
| Total current liabilities | 1,220,317 | 1,072,015 |
| Noncurrent liabilities: | | |
| Sponsor note payable | 6,262,678 | 6,262,678 |
| Total liabilities | 7,482,995 | 7,334,693 |
| Member's equity | 644,718 | 411,930 |
| Total liabilities and member's equity | $ 8,127,713 | $ 7,746,623 |

The notes to financial statements are an integral part of these financial statements.

## CGB Green Liberty Notes, LLC

### Statements of Operations
### For the Years Ended June 30, 2026 and 2025

| | 2026 | 2025 |
|---|---|---|
| Operating revenues: | | |
| Loan interest including amortization of discount | $ 287,276 | $ 237,030 |
| Operating expenses: | | |
| Accounting and auditing | 13,650 | 12,900 |
| Consulting fees | 49,500 | 33,500 |
| Debt issuance costs | 7,875 | 2,824 |
| Total operating expenses | 71,025 | 49,224 |
| Operating income | 216,251 | 187,806 |
| Nonoperating revenues (expenses): | | |
| Interest income | 67,035 | 115,463 |
| Interest expense | (50,498) | (58,695) |
| Total nonoperating revenues (expenses) | 16,537 | 56,768 |
| Net income | $ 232,788 | $ 244,574 |

The notes to financial statements are an integral part of these financial statements.

**CGB Green Liberty Notes, LLC**

**Statement of Member's Equity**
**For the Years Ended June 30, 2026 and 2025**

| | |
|---|---|
| Member's equity - July 1, 2024 | $ 167,356 |
| Net income | 244,574 |
| Member's equity - June 30, 2025 | 411,930 |
| Net income | 232,788 |
| Member's equity - June 30, 2026 | $ 644,718 |

The notes to financial statements are an integral part of these financial statements.

## CGB Green Liberty Notes, LLC

## Statements of Cash Flows
### For the Years Ended June 30, 2026 and 2025

| | 2026 | 2025 |
|---|---|---|
| Cash flows from (used in) operating activities: | | |
| Payments for accounting and auditing | $ (14,200) | $ (12,350) |
| Payments for consulting fees | (49,500) | (33,500) |
| Payments for debt issuance costs | (7,875) | (2,824) |
| Net cash from (used in) operating activities | (71,575) | (48,674) |
| Cash flows from (used in) investing activities: | | |
| Purchases of loan receivable | (3,322,930) | (2,417,166) |
| Proceeds for loan repayments | 2,199,979 | 2,115,811 |
| Interest income | 67,035 | 115,463 |
| Net cash flows from (used in) investing activities | (1,055,916) | (185,892) |
| Cash flows from (used in) financing activities: | | |
| Proceeds for notes issued | 1,200,000 | 1,050,000 |
| Notes principal payments | (1,050,000) | (1,400,000) |
| Interest payments | (51,646) | (74,267) |
| Net cash from (used in) financing activities | 98,354 | (424,267) |
| Net change in cash and cash equivalents | (1,029,137) | (658,833) |
| Cash and cash equivalents - July 1, 2025 | 2,418,624 | 3,077,457 |
| Cash and cash equivalents - June 30, 2026 | $ 1,389,487 | $ 2,418,624 |
| Reconciliation of net income (loss) to net cash provided by (used in) operating activities: | | |
| Net income | $ 232,788 | $ 244,574 |
| Adjustments to reconcile net income (loss) to net cash from (used in) operating activities: | | |
| Amortization of discount | (287,276) | (237,030) |
| Interest income | (67,035) | (115,463) |
| Interest expense | 50,498 | 58,695 |
| Increase (decrease) in: | | |
| Accounts payable | (550) | 550 |
| Net cash from (used in) operating activities | $ (71,575) | $ (48,674) |
| Supplemental disclosure of cash flow information: | | |
| Loan interest from amortization of discount | $ 287,276 | $ 237,030 |

The notes to financial statements are an integral part of these financial statements.

## 1. Nature of operations and significant accounting policies

### *Organization*

CGB Green Liberty Notes, LLC was formed on October 15, 2021 (“Inception”) in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Hartford, CT.

The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the “Green Bank” or the “Parent”).

### *Nature of operations*

CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing “Green Liberty Notes”, and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank’s partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

### *Basis of presentation*

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses are recorded when the related liability for goods and services is incurred, regardless of the timing of cash flows.

### *Use of estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

### *Cash and cash equivalents*

Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

## 1. Nature of operations and significant accounting policies (continued)

***Promissory notes receivable***

Promissory notes receivable are shown net of discounts. Loan interest is recognized as the discount is amortized using the effective interest method.

***Revenue recognition***

CGB Green Liberty Notes, LLC derives revenue from loan interest derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Loan interest is recognized on an accrual basis.

***Concentration of credit risk***

The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

The promissory notes receivable consists of a participation interest in a portfolio of energy efficient loans for projects located in Connecticut.

***Income taxes***

The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to its member which is a governmental entity. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, these financial statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitation on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitation.

***Subsequent events evaluation by management***

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is September 2, 2026.

## 2. Promissory notes receivable

The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis corresponding to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

## 2. Promissory notes receivable (continued)

The loans are purchased at a discount rate that is established in the purchase agreement. During the year the Company purchased additional loans under 4 purchase agreements with discount rates ranging from 5.59% to 6.27%.

Loan interest is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $1,139,072 and $832,071 as of June 30, 2026 and 2025, respectively.

Future principal repayments are as follows:

| Year Ended June 30 | Loan Portfolio | Discount | Balance |
|---|---|---|---|
| 2027 | $ 2,171,655 | $ (309,178) | $ 1,862,477 |
| 2028 | 1,885,468 | (274,776) | 1,610,692 |
| 2029 | 1,523,921 | (224,441) | 1,299,480 |
| 2030 | 1,071,467 | (158,681) | 912,786 |
| 2031 | 642,897 | (96,967) | 545,930 |
| Thereafter | 475,019 | (75,029) | 399,990 |
| Totals | $ 7,770,427 | $ (1,139,072) | 6,631,355 |
| Current portion | | | (1,862,477) |
| Long-term portion | | | $ 4,768,878 |

## 3. Notes payable

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

| Type of Obligation | Issue Date | Maturity Date | Interest Rates* | Balance June 30, 2026 | Balance June 30, 2025 |
|---|---|---|---|---|---|
| Crowdfunding 11 | 8/8/24 | 8/8/25 | 5.25/5.50% | $ - | $ 350,000 |
| Crowdfunding 12 | 3/25/25 | 3/25/26 | 4.50/4.75% | - | 350,000 |
| Crowdfunding 13 | 6/25/25 | 6/25/26 | 4.50/4.75% | - | 350,000 |
| Crowdfunding 14 | 10/16/25 | 10/16/26 | 4.50/4.75% | 350,000 | - |
| Crowdfunding 15 | 2/12/26 | 2/12/27 | 4.25/4.50% | 350,000 | - |
| Crowdfunding 16 | 5/15/26 | 5/15/27 | 4.50/4.75% | 500,000 | - |
| Total | | | | $ 1,200,000 | $ 1,050,000 |

* Higher interest rate is a premium rate for bondholders who have invested in previous offerings.

## 4. Related party transactions

### Sponsor note payable

In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at 0.00% and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

The Company has borrowed $6,262,678 of the line which is the balance outstanding at year end June 30, 2026 and 2025.

### Promissory notes receivable

The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the “Green Bank”, the “Sponsor”).

The Company purchased $3,322,930 and $2,417,166 of loans receivable net of discount of $594,276 and $415,364 from CEFIA Holdings during the years ended June 30, 2026 and 2025, respectively.

## 5. Subsequent events

The Company completed a crowdfunding raise under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

| Type of Obligation | Issue Date | Maturity Date | Interest Rate | Net Proceeds | Balance |
|---|---|---|---|---|---|
| Crowdfunding 17 | 7/2/26 | 7/2/27 | 4.50%-4.75% | $ 335,125 | $ 350,000 |

*****